Corporate Executive Board

2001 Annual Report to Shareholders



CORPORATE
EXECUTIVE
B·O·A·R·D

g Corporations Around the World

Board Franchise Areas



2001
ott Laboratories ◦ Agilent Technologies, Inc. ◦ AB Electrolux ◦ Alcatel ◦ Alcoa Inc. ◦ Allstate
nerican International Group, Inc. ◦ Amgen Inc. and Co. ◦ Anheuser-Busch Companies, Inc.
nerica Corporation ◦ Bank of Ireland ◦ Bank of Montreal ◦ Barclays Bank PLC ◦ Bell Canada
mbardier Inc. ◦ BP p.l.c. ◦ Bristol-Myers Squibb Company ◦ British Broadcasting Corporation
, Incorporated ◦ Caterpillar Inc. ◦ Cemex, S.A. de C.V. ◦ Charles Schwab & Company, Inc.
Colgate-Palmolive Company ◦
FedEx Corporation ◦
GE Capital Corporation ◦
Georgia-Pacific Corporation
Iberdrola S.A. ◦ IBM
J.C. Penney Company, Inc.
Lehman Brothers Inc. ◦ Levi Strauss
Mars, Incorporated ◦ Mattel Inc.
Mutual of Omaha Insurance
NCR Corporation ◦ Nestlé S.A. ◦ The New York Times Company ◦ NIKE,
PepsiCo Inc.
Raytheon Company ◦ RBC Financial Group ◦ Reckitt Benckiser
S C Johnson & Son, Inc.
Serono S.A. ◦ Service
Sony Corporation
Sprint
Target Corporation ◦ TD Bank Financial Group ◦ Telstra Corporation
Unilever PLC ◦ United Air Lines, Inc. ◦ United Parcel ◦ United States
USAA ◦ U.S. Treasury ◦ Verizon ◦ Vodafone Group Plc ◦ Wachovia
Wells Fargo & Company ◦ Xcel Energy Inc. ◦ Xerox Corporation ◦
Finance and Legal
Sales and Marketing
Information Technology and Operations

Serving More Than 1,800 Leadi

Corporate Executive

1983

Financial Services

Human Resources

Corporate Strategy and Research



3Com Corporation ○ 3M ○ A&E Television Networks ○ ABB Ltd. ○ Abbey National plc ○ A
Insurance Company ○ American Express Company ○ American Greetings Corporation ○
○ AOL Time Warner Inc. ○ AstraZeneca ○ AT&T Corp. ○ AXA Financial, Inc. ○ Bank of
○ BellSouth Corporation ○ Blockbuster Inc. ○ The Boeing Company ○ B
Capital One Financial Corporation ○ Car
○ Cisco Systems, Inc. ○ Citigroup In
Compagnie Générale des Établissements Michelin ○ Corning Inco
Delta Air Lines, Inc. ○ Deutsche
○ Dynegy Inc. ○ eBay Inc. ○ Electronic Data Sys
Fidelity Investments ○ Foster's Gro
General Dynamics Co ○ General Electric Power S
○ GlaxoSmithKline plc ○ Harrah's Entertainment, Inc.
Corporation ○ Insurance Co ○ Intel Corporation
○ Johnson & Johnson ○ J.P. Morgan Chase & Co. ○ Kellogg Company ○ Kingfisher plc
& Co. ○ The Limited, Inc. ○ Lloyds TSB Group plc ○ Lockheed Martin Corporation
○ McDonald's Corporation ○ Medtronic, Inc.
Company ○ National Aeronautics and Space ○ National Australia Bank
Inc. ○ Nokia Corporation ○ Northwestern ○ Office Depot ○ Oracle
Morris Companies Inc. ○ Pirelli S.p.A. ○ The Pro ○ Qwest Com
○ Reuters Group PLC ○ Rolls-Royce plc ○ Royal ○ Royal Bank of Scotland
of America, Inc. ○ Shell International Limited ○ Siemens AG
Corporation ○ Starbucks Corporation
Limited ○ Texas Instruments Incorporated
Department of the Navy ○ United States
Corporation ○ The Washington Post Company

The Corporate Executive Board in Brief

The Corporate Executive Board provides best practices research, decision support tools and executive education to a membership of the world's leading corporations and not-for-profit institutions. Our research addresses issues related to corporate strategy, operations and general management, and we focus on identifying management initiatives, processes, tools and frameworks that will allow our clients to avoid reinventing the wheel in addressing problems they share in common with their peers. At its best, our work is able to shape strategic debate and to accelerate tactical implementation in even the most progressive organizations.

We provide research and analysis on an annual subscription basis to a membership of more than 1,800 of the world's largest and most prestigious corporations. For a fixed annual fee, members of each subscription program have access to an integrated set of services, including:

- best practices research studies,
- executive education seminars,
- customized research briefs, and
- web-based access to the program's content database and decision support tools.

Our business formula combines shared cost research economics and a membership-based client model, allowing us to provide data and insight at the quality standard of the premier strategy consulting firms but at a fraction of the cost. The formula also creates a closed loop for research: Each year, our clients develop a list of their most pressing business problems and then serve as case studies in our best practices research on these issues. We are guided by a strong sense of stewardship for our members' confidences and financial contributions, and we strive in each interaction to achieve a level of service that is unparalleled in their commercial experience.


Annual Revenues
Millions of Dollars
$70.8
$95.5
$128.1
1999
2000
2001


Pro Forma Operating Margins*
23.8%
24.7%
24.9%
1999
2000
2001

* Excludes stock option and related expenses for all periods presented.

To Our Shareholders:


Jay McGonigle
Chief Executive Officer
©Sam Kittner/kittner.com

For the Corporate Executive Board (CEB), as for the over 1,800 leading organizations we now serve around the globe, 2001 was a challenging year. Through effort, teamwork and creativity, our staff rose to the demands posed by the gathering economic downturn across the year, as well as to the sudden shocks of September 11.

Throughout this difficult period, we received solid affirmation of the value our network provides to members, particularly as they cope with rapid, unexpected change. This strength is reflected in our financial results as well as in our key measures of client engagement. We also continued our pattern of innovation and growth, launching three new research programs across the year and introducing new services and service channels to the membership. The Corporate Executive Board achieved some measure of public recognition in 2001 as well, ranking number five in *Business Week's* Top 100 Growth Companies and entering *Washingtonian* magazine's "Great Places to Work."

We are honored to serve an increasingly global, increasingly diverse membership of executives and are committed to increasing our impact on their organizations each year. By this letter, I would like to recognize some of our most notable accomplishments last year in service to the membership and to share our priorities for the year ahead.

Delivering on Our Financial Commitments

In all of our communication with shareholders, we have emphasized our intention to build in the Corporate Executive Board a more predictable, more scalable growth company. In 2001, we again delivered on this intention. Revenues grew to $128.1 million in 2001 from $95.5 million in 2000, a 34 percent increase. The pro forma operating margin continued to improve in 2001, to 24.9 percent, underscoring the operating leverage inherent in our business model. Pro forma net income increased 42 percent to $22.4 million from $15.8 million in 2000. Cash flow from operations, reflecting noncash income taxes and increasing deferred revenues, was $52.8 million in 2001, more than double net income. Pro forma earnings per diluted share increased to 61 cents in 2001 from 45 cents in 2000. The pro forma results presented above exclude stock option and related expenses. Reported net income rose 45 percent to $21.6 million from $14.9 million in 2000. Reported earnings per diluted share increased to 59 cents in 2001 from 43 cents in 2000.

Strong Performance in Value Delivery to Clients

As measured by value delivery to current clients, our business performed well, thanks to the tremendous effort put forth by the CEB team to support our members through difficult times. Our client renewal rate was 90 percent, in line with performance in prior years, and the cross-sell ratio grew strongly to 2.42 subscriptions per member institution, up from 2.03 at the end of 2000. We also increased prices modestly to support new service introductions and overall program development. These key performance measures—client renewal rate, cross-sell ratio and pricing power—reaffirm the fundamental value of the CEB product in the eyes of our current customers.


Pro Forma Net Income*
and Cash Flow from Operations
Millions of Dollars
Pro Forma Net Income
Cash Flow from Operations
$10.6
$23.6
$15.8
$38.7
$22.4
$52.8
1999
2000
2001

* Excludes stock option and related expenses for all periods presented. Includes income taxes of 41.0% for 1999.


Pro Forma Earnings per Diluted Share*
33¢
45¢
61¢
1999
2000
2001

* Excludes stock option and related expenses for all periods presented. Includes income taxes of 41.0% for 1999.

We created and delivered record levels of content to our clients last year: 100 new full-length best practices studies, over 17,000 fast-cycle projects, 170 membership meetings and over 1,900 on-site presentations, reaching over 50,000 executives in person across the year.

We also continued to innovate in our web-based service offerings, piloting peer-to-peer networking and a fully automated vendor selection decision support tool. The networking function allows members to search the member database to identify fellow members (with their permission) whose experience is particularly relevant to the issues they are facing. The vendor selection tool enables us to deliver immediate, high-impact advice in support of urgent vendor decisions, including unbiased references from fellow members. These innovations illustrate our ability to strengthen our product offerings to members by capturing the value embedded in our unique network.

Impact of the Downturn

While we were pleased by our overall financial performance in a very difficult economic environment, the downturn did hinder our ability to introduce new clients to the membership. As many large companies came under increasing budget pressure, it became more and more difficult across the year for many of them to fund a new activity—especially for companies contemplating their first CEB membership. As a result, sales to new client institutions came in below our announced targets, and we have revised our expectations for 2002 revenue growth down to a minimum of 25 percent. Our business model provides us enough visibility into 2002 to believe that this guidance is prudent, and this goal of at least 25 percent revenue growth in 2002 reflects our continued confidence and excitement in our long-term growth prospects.

As in prior years, the new clients we added to the membership represent all sectors of the economy and are leaders in their respective industries. We were particularly pleased to welcome a large number of leading European corporations to the membership, with British Gas, Deutsche Telekom, Fiat S.p.A, Lloyd's of London and many other notable companies subscribing to their first research program during 2001.

Expanding Our Membership Reach

We launched three new research programs across the year, each targeting an area of opportunity and challenge for the large corporation. The Research and Development Executive Council and the Treasury Leadership Council were launched in the first half of 2001 and at this writing are closing in on their first full year of service. Our most recent program launch, late last year, was the Procurement Strategy Council, designed to serve the needs of senior procurement and sourcing executives at large corporations and government entities around the globe.

> "We launched three new research programs across the year, each targeting an area of opportunity and challenge for the large corporation."

As with all of our new program launches, the design and research agenda for this new program were directed by a group of charter advisors, including Chief Procurement Officers from Capital One, Colgate-Palmolive, ExxonMobil, FedEx Corporation, Procter & Gamble, the U.S. Department of Defense and others, together representing over $350 billion in collective annual spending. In our inaugural year's research for the Council, we are studying the strategies leading practitioners are employ-

The Power of the Member Network



- Product innovations across 2001 focused on enhancing the value to members embedded in our unique global network
- We introduced two new tools in our web-based service offerings: peer-to-peer networking and fully automated vendor selection, enabling members to share experiences and vendor references directly
- In the aftermath of September 11, CEB scheduled and hosted over 200 teleconferences to enable members to discuss strategic responses and to share issues of concern in confidence with their peers
- The Disaster Management and Emergency Response Resource Center we compiled and posted to the web in the week following the attacks presented all relevant best practice research in our archive for unlimited member use

ing to reduce costs and to extend their influence beyond cost savings to top-line corporate growth. This is clearly a community undergoing an evolution from a largely cost-focused function to a new source of competitive advantage, and it is an honor to serve the leaders here as they learn from each other how to fulfill this new mandate.

We are targeting three to four new product launches across 2002, from the pipeline of over 90 concepts maintained by our new business development team. We will continue to discover and pursue growth opportunities with the discipline we have demonstrated to date, favoring adjacent, organic growth consistent with our model. We calculate the core organic growth opportunity from this activity—assuming only our current Global 4,000 target company universe and 35 new programs from this list of 90—to be $3.0 billion, over 20 times our current revenue size.

The Power of the Network at a Fragile Hour

In years past, we have discussed the standard that we use to gauge our client-facing efforts: direct and increasing impact on the effectiveness of our member executives and their enterprises. Never has this standard been subjected to a clearer test than in the hours, days and weeks following the September 11 attacks on New York and Washington, D.C. As shareholders, you should be proud of the resourcefulness and creativity exhibited by the Corporate Executive Board staff at that fragile hour for our member corporations.

The morning of September 11 found us in the midst of convening three multi-company member meetings, two of which were here at our headquarters in Washington, D.C. By the end of the day, our Meetings Department staff had seen each of those visiting members on to safety. By week's end, the research leadership team had created and posted on all of our program web sites a Disaster Management and Emergency Response Resource Center, compiling all of our archived research on topics as diverse as emergency shareholder communications, bereavement counseling approaches, policies for travel to high-risk regions and best practices for leaders in times of crisis. This resource was extremely helpful to members and was consulted extensively.

"As shareholders, you should be proud of the resourcefulness and creativity exhibited by the Corporate Executive Board staff at that fragile hour for our member corporations."

Across the balance of September and the year, the staff scheduled and moderated a series of teleconferences to allow members to confer with each other on operational responses to the terrorist attacks and to the lengthening economic downturn. The power and uniqueness of our member network was self-evident, as members learned in the moment what challenges their counterparts at other organizations were facing, as well as the strategies and policies they were implementing. Our members relied on this channel extensively, and we conducted over 200 teleconferences to respond to issues of concern as well as to supplement our schedule of in-person meetings around the world. Our members so valued the remarkable return on time afforded by this new service that we intend to double the number of teleconferences we offer across 2002.


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WASHINGTONIAN
GREAT PLACES TO WORK

Recognition Beyond the Membership

- The Corporate Executive Board was ranked number five in *Business Week's* annual ranking of "Top 100 Growth Companies," and first in return on capital
- In October, *Washingtonian* magazine included the Corporate Executive Board in its "50 Great Places to Work" feature, a particularly coveted award, as it is based on employee nomination and feedback
- CEB staff reported high levels of engagement and satisfaction and noted the many opportunities a career with us provides for both professional development and community involvement

An Employer of Choice for Top Talent

Our ambition to be recognized as an employer of choice received a boost last year with CEB's inclusion in *Washingtonian* magazine's "Great Places to Work" feature. Current CEB staff polled by the magazine reported high levels of engagement and satisfaction and noted in particular the many opportunities a CEB career provides for both professional development and community involvement.

> "Our ambition to be recognized as an employer of choice received a boost last year with CEB's inclusion in *Washingtonian* magazine's 'Great Places to Work' feature."

Attracting, developing and retaining top talent will always be a priority for us. We staffed over 100 new positions last year, with our higher profile in a softening labor market allowing us to review a richer, higher-quality pipeline of candidates for each job opening. Our growth trajectory also allows us to accelerate the careers of our staff and to provide a broad range of development opportunities. We measure and manage staff retention and development closely at all levels of the firm and believe that our performance is competitive with the best in the professional services sector.

Strategic Priorities for Management in 2002

The management team and I will be focusing on four strategic priorities across 2002:

- executing focused initiatives supporting our core growth plan to increase our penetration of the Global 4,000 and the depth of our relationships in current client companies;
- continuing our focus on new product development, stamping out the CEB formula across new functions and constituencies within the large corporation;
- producing leading-edge content, matching our research agendas to the most urgent problems facing senior executives as they lead their companies through challenging times; and
- recruiting, developing and retaining the talent we need to support our growth ambitions; taking advantage of our higher profile to strengthen our bench of great talent.

We appreciate your interest and the trust you have placed in us across this past year, and we are grateful for your continuing support of our efforts and mission.

Jay McGonigle
Chief Executive Officer

Strategic Initiatives for 2002



- Pursue our core growth plan to increase our penetration of the Global 4,000 and to deepen our relationships with current client companies
- Continue our disciplined approach to new product development, stamping out our formula across new functions and constituencies in the Global 4,000
- Maintain our focus on producing leading-edge content, matching our ongoing research initiatives to the volatile agendas of senior executives
- Recruit, develop and retain the talent we need to support our growth and service ambitions

SELECTED FINANCIAL AND OPERATING DATA

The following table sets forth selected financial and operating data. The selected financial data presented below as of December 31, 1997, 1998, 1999, 2000 and 2001, and for each of the years in the five-year period ended December 31, 2001, have been derived from our financial statements that have been audited by Arthur Andersen LLP, independent public accountants. You should read the selected financial data presented below in conjunction with our financial statements, the notes to our financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Annual Report.

	Year Ended December 31,				
	1997	1998	1999	2000	2001
	(In thousands, except per share amounts)				
Statements of Income Data:					
Revenues	$ 38,669	$ 53,030	$ 70,767	$ 95,491	$128,112
Costs and expenses:					
Cost of services	20,036	25,373	28,602	36,094	45,738
Member relations and marketing	8,106	11,676	15,525	21,236	30,219
General and administrative	5,660	6,920	8,485	12,021	15,877
Depreciation	722	885	1,318	2,573	4,412
Stock option and related expenses (1) (2)	3,063	5,342	383	1,371	1,260
Total costs and expenses	37,587	50,196	54,313	73,295	97,506
Income from operations	1,082	2,834	16,454	22,196	30,606
Other income, net	122	786	1,114	2,263	4,283
Income before provision for income taxes	1,204	3,620	17,568	24,459	34,889
Provision for income taxes (3)	120	361	4,322	9,539	13,257
Net income	$ 1,084	$ 3,259	$ 13,246	$ 14,920	$ 21,632
Earnings per share—basic (3)	$ 0.04	$ 0.13	$ 0.50	$ 0.49	$ 0.64
Weighted average shares outstanding—basic	25,009	25,009	26,446	30,321	34,003
Earnings per share—diluted (3)	$ 0.04	$ 0.11	$ 0.41	$ 0.43	$ 0.59
Weighted average shares outstanding—diluted	27,054	29,900	32,054	34,638	36,465

	December 31,				
	1997	1998	1999	2000	2001
	(In thousands)				
Balance Sheet Data:					
Cash, cash equivalents and marketable securities	$ 12,691	$ 16,104	$ 33,074	$ 69,373	$132,469
Deferred income taxes	1,150	1,438	8,047	31,348	58,520
Total assets	39,868	48,928	81,764	152,494	257,518
Deferred revenues	31,474	39,061	55,436	71,281	94,683
Total stockholders' equity (deficit)	(5,042)	(8,147)	10,846	65,561	143,984

	December 31,				
	1997	1998	1999	2000	2001
Other Operating Data (Unaudited):					
Member programs	9	10	12	15	18
Member institutions	1,151	1,333	1,480	1,745	1,802
Total membership subscriptions	1,808	2,263	2,790	3,543	4,364
Average subscriptions per member institution	1.57	1.70	1.89	2.03	2.42
Client renewal rate (4)	89%	90%	90%	90%	90%
Subscription renewal rate (5)	85%	85%	84%	84%	82%
Contract value (in thousands of dollars) (6)	$ 46,264	$ 61,180	$ 80,633	$108,542	$138,474

Notes to Selected Financial and Operating Data

(1) Prior to our spin-off from The Advisory Board Company in October 1997, The Advisory Board Company entered into agreements with certain employees to repurchase outstanding stock options at fixed amounts. For background information on the spin-off, see "Management's Discussion and Analysis of Financial Conditions and Results of Operations—Overview." We assumed the obligations under these agreements in the spin-off to the extent they were attributable to our employees. We reflect the charges relating to these agreements as stock option repurchase expenses over the required employment period ended December 31, 1998. In addition, we substituted our stock options for The Advisory Board Company stock options in the spin-off. The terms of the stock option substitution resulted in compensation expense being charged for the intrinsic value of certain stock options. We reflect these charges as stock option expenses over the vesting period of the options. After calendar year 2001, we will recognize no additional compensation expense related to these substitution agreements. Furthermore, in December 1998, we and our selling stockholder at the time agreed to make certain payments in the aggregate amount of $2.4 million to selected employees under a special bonus plan. We recorded the special bonus plan charge of $2.4 million at the time of the commitment in December 1998. See "Management's Discussion and Analysis of Financial Condition and Results of Operation—Years Ended December 31, 1999, 2000 and 2001—Stock option and related expenses."

(2) For the years ended December 31, 2000 and 2001, we recognized $1.0 million and $1.1 million, respectively, in compensation expense reflecting additional Federal Insurance Corporation Act ("FICA") taxes as a result of the taxable income that the employees recognized upon the exercise of common stock options, primarily in conjunction with the sale of our common stock in the secondary offerings in February 2000 and in March and April 2001.

(3) Prior to our initial public offering in February 1999, we had elected to be taxed under subchapter S of the Internal Revenue Code. In February 1999, we terminated our S corporation election and became subject to U.S. Federal and state income taxes at prevailing corporate rates. If we had elected to be taxed under subchapter C of the Internal Revenue Code for U.S. Federal and state income tax purposes beginning January 1, 1997, and recorded income tax expense using an annual effective rate of 41.0%, pro forma net income (unaudited) and basic and diluted earnings per share (unaudited) would have been $0.7 million, $0.03 and $0.03, respectively, for 1997, $2.1 million, $0.09 and $0.07, respectively, for 1998, and $10.4 million, $0.39 and $0.32, respectively, for 1999.

(4) For the year then ended. Client renewal rate is defined as the percentage of membership institutions renewed, adjusted to reflect reductions in membership institutions resulting from mergers and acquisitions of members.

(5) For the year then ended. Subscription renewal rate is defined as the percentage of membership subscriptions renewed for the year, adjusted to reflect reductions in membership subscriptions resulting from mergers and acquisitions of members.

(6) Aggregate annualized revenue attributed to all agreements in effect at a given date without regard to the remaining duration of any such agreement.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We provide "best practices" research and analysis focusing on corporate strategy, operations and general management issues. Best practices research identifies and analyzes specific management initiatives, processes and strategies that have been determined to produce the best results in solving common business problems or challenges. For a fixed, annual fee, members of each research program have access to an integrated set of services, including best practices research studies, executive education seminars, customized research briefs and web-based access to the program's content database and decision support tools.

We were incorporated on September 11, 1997, under the laws of the State of Delaware. Our business was operated as a division of The Advisory Board Company, a Maryland corporation, until October 31, 1997, when the business was contributed to us and spun off to The Advisory Board Company's sole stockholder. In February 1999, 18,830,560 shares of our common stock were sold in an initial public offering. In February 2000 and in March and April 2001, 11,023,030 shares and 3,035,000 shares, respectively, of our common stock were sold in secondary public offerings. We did not directly receive any proceeds pursuant to the sales of our common stock. All of the shares sold in the foregoing offerings were sold by stockholders and option holders. However, we did receive cash from the exercise of common stock options in conjunction with the sale of our common stock. Subsequent to the sale of common stock in the secondary offering in February 2000, the former sole stockholder owns no shares of our common stock.

Membership subscriptions, which are principally annually renewable agreements, are generally payable by members at the beginning of the contract term. Billings attributable to memberships in our research programs initially are recorded as deferred revenues and then recognized pro rata over the membership contract term. At any time, a member may request a refund of their membership fee for a research program, which is provided on a pro rata basis relative to the remaining term of the membership.

Over the last three years, our revenues have grown at a compound annual growth rate of 34.2% from $53.0 million in 1998 to $128.1 million in 2001, while costs have grown at a compound annual growth rate of 24.8% from $50.2 million in 1998 to $97.5 million in 2001. The increase in revenues was primarily attributable to cross-selling additional subscriptions to existing members, adding new members, price increases and the introduction of new research programs. The increase in costs has been driven principally by the increase in the number of employees required to support subscription growth.

One measure of our business is its annualized "Contract Value," which we calculate as the aggregate annualized revenue attributed to all agreements in effect at a given point in time, without regard to the remaining duration of any such agreement. Our experience has been that a substantial portion of members renew subscriptions for an equal or higher level each year. Contract Value has grown at a compound annual growth rate of 31.3% over the past three years and was $138.5 million at December 31, 2001.

Our operating costs and expenses consist of cost of services, member relations and marketing, general and administrative expenses, depreciation, and stock option and related expenses. Cost of services represents the costs associated with the production and delivery of our products and services, including compensation of research personnel and in-house faculty, the production of published materials, the organization of member meetings and all associated support services. Member relations and marketing expenses include the costs of acquiring new members, the costs of servicing and renewing existing members, compensation expense (including sales commissions), travel and all associated support services. General and administrative expenses include the costs of human resources and recruiting, finance and accounting, management information systems, facilities management, new product development and other administrative functions. Stock option and related expenses includes non-cash compensation expense related to certain stock option agreements in existence at the time of the spin-off from The Advisory Board Company and includes additional cash payroll taxes for compensation expense relating to the taxable income recognized by employees upon the exercise of non-qualified common stock options.

Results of Operations

The following table sets forth certain financial data as a percentage of total revenues for the periods indicated:

	Year Ended December 31,		
	1999	2000	2001
Revenues	100.0%	100.0%	100.0%
Cost of services	40.4	37.8	35.7
Gross profit	59.6	62.2	64.3
Costs and expenses:			
Member relations and marketing	21.9	22.2	23.6
General and administrative	12.0	12.6	12.4
Depreciation	1.9	2.7	3.4
Stock option and related expenses	0.5	1.5	1.0
Total costs and expenses	36.3	39.0	40.4
Income from operations	23.3	23.2	23.9
Other income, net	1.6	2.4	3.3
Income before provision for income taxes	24.9	25.6	27.2
Provision for income taxes	6.2	10.0	10.3
Net income	18.7%	15.6%	16.9%

Years Ended December 31, 1999, 2000 and 2001

Revenues. Total revenues increased 34.9% from $70.8 million for 1999 to $95.5 million for 2000, and 34.2% to $128.1 million for 2001. The increase in revenues was attributable primarily to cross-selling additional subscriptions to existing members, adding new members, price increases and the introduction of new research programs. The average subscription price increased 6.9% in 1999, 6.0% in 2000 and 3.6% in 2001. We introduced two new research programs in 1999, three new research programs in 2000, and three new research programs in 2001.

Cost of services. Cost of services increased 26.2% from $28.6 million for 1999 to $36.1 million for 2000, and 26.7% to $45.7 million for 2001. The increase in cost of services was principally due to increased research staffing and related compensation costs to support new research programs and an increase in short-answer research and executive education services staffing to serve the growing membership base across all programs. Cost of services as a percentage of revenues decreased from 40.4% for 1999 to 37.8% for 2000 and to 35.7% for 2001. This decrease was attributable to the fixed nature of a portion of the production costs of best practices research studies, as these costs are not significantly affected by growth in the number of membership subscriptions.

Gross profit trend. Historically, the gross profit margin (gross profit as a percentage of total revenues) has fluctuated based upon the growth in revenues offset by the costs of delivering best practices research studies, the timing of executive education seminars, the volume of customized research briefs and the hiring of personnel. Accordingly, the gross margin for the year ended December 31, 2001, may not be indicative of future results.

Member relations and marketing. Member relations and marketing costs increased 36.8% from $15.5 million for 1999 to $21.2 million for 2000, and 42.3% to $30.2 million for 2001. The increase in member relations and marketing costs is primarily due to the increase in sales staff and related costs, the increase in commission expense associated with increased revenues, and the increase in member relations personnel and related costs to serve the expanding membership base. Member relations and marketing costs as a percentage of total revenues have increased during the period 1999 to 2001 as we have added member relations and marketing resources to serve the expanding membership base.

General and administrative. General and administrative expenses increased 41.7% from $8.5 million for 1999 to $12.0 million for 2000, and 32.1% to $15.9 million for 2001. The increase in general and administrative expenses resulted principally from staffing increases in general management, human resources and recruiting, finance and accounting, management information systems, and facilities management to support our growth and additional consulting and training expenses associated with investments in management information software. Although general and administrative expenses increased during the period 1999 through 2001, general and administrative expenses have remained relatively consistent as a percentage of revenues during the period 1999 to 2001.

Depreciation. Depreciation expense increased 95.2% from $1.3 million for 1999 to $2.6 million for 2000, and 71.5% to $4.4 million for 2001. The increase in depreciation expense was principally due to the additional investment in leasehold improvements for additional office space in Washington, D.C., and the purchase of computer equipment and software to support organizational growth.

Stock option and related expenses. We recognized $0.4 million, $0.4 million, and $0.2 million for 1999, 2000 and 2001, respectively, related to stock option agreements in existence at the time of the spin-off from The Advisory Board Company's sole stockholder. In connection with the spin-off, we executed substitution agreements with each of our employees participating in The Advisory Board Company stock option plan. These substitution agreements resulted in compensation expense being recognized by us over the vesting period. After 2001, we will recognize no additional compensation expense related to these substitution agreements.

We recognized $1.0 million and $1.1 million in compensation expense during the years ended December 31, 2000 and 2001, respectively, reflecting additional Federal Insurance Corporation Act ("FICA") taxes as a result of the taxable income that the employees recognized upon the exercise of common stock options, primarily in conjunction with the sale of our common stock in the secondary offerings of common stock in February 2000 and in March and April 2001.

Other income, net. Other income, net consists primarily of interest income earned on a portfolio of cash equivalents and marketable securities and the realized gain (loss) on the sale of marketable securities. During 2000, other income, net also included the realized loss on the write-off of property and equipment. Other income increased 103.1% from $1.1 million for 1999 to $2.3 million for 2000, and 89.3% to $4.3 million for 2001. The growth in other income, net was due primarily to the increase in interest income associated with the increased level of cash, cash equivalents and marketable securities. Cash, cash equivalents and marketable securities increased as a result of cash flows from operating activities and cash flows from financing activities further discussed in the liquidity and capital resources section below.

Provision for income taxes. We recorded a provision for income taxes of $4.3 million, $9.5 million and $13.3 million for 1999, 2000 and 2001, respectively. Prior to February 22, 1999, we were treated as an S corporation for Federal income tax purposes and recognized income taxes only related to the District of Columbia. Just prior to our initial public offering, we terminated our S corporation status and are now subject to Federal and state income taxes at prevailing corporate rates. The difference in the effective income tax rates for 1999 and 2000 primarily reflects the termination of the S corporation status just prior to the initial public offering in February 1999 offset by the benefit of Federal income tax incentives associated with the location of our office facilities. If we had elected to be taxed under subchapter C of the Internal Revenue Code for U.S. Federal and state income tax purposes beginning January 1, 1999, and recorded income tax expense using an annual effective rate of 41.0%, pro forma net income and basic and diluted earnings per share would have been $10.4 million, $0.39 and $0.32 for 1999. The difference in the effective income tax rates for 2000 and 2001 primarily reflects the increase in the amount of tax-exempt interest income earned on the portfolio of cash, cash equivalents and marketable securities and in the increased benefit from Federal income tax incentives associated with the location of our office facilities.

Liquidity and Capital Resources

Cash flows from operating activities. We have financed our operations to date through funds generated from operating activities. Membership subscriptions, which are principally annually renewable agreements, are generally payable by members at the beginning of the contract term. The combination of revenue growth and advance payment of membership subscriptions has historically resulted in net positive cash flows provided by operating activities. We generated net cash flows from operating activities of $23.7 million, $38.7 million and $52.8 million for 1999, 2000 and 2001, respectively. For 1999, 2000 and 2001, operating cash flows were generated within the period principally by net income, the utilization of tax benefits created by the exercise of common stock options, and the growth in deferred revenues, partially offset by the growth in membership fees receivable. As of December 31, 2000 and 2001, we had cash, cash equivalents and marketable securities of $69.4 million and $132.5 million, respectively. We expect that our current cash, cash equivalents and marketable securities balances and anticipated net positive cash flows from operations will satisfy working capital, financing, and capital expenditure requirements for the next twelve months.

Cash flows from investing activities. We used net cash flows in investing activities of $11.5 million, $44.5 million, and $38.6 million during the years ended December 31, 1999, 2000 and 2001, respectively. During 1999, 2000 and 2001, investing cash flows were used within the period to purchase available-for-sale marketable securities and to purchase leasehold improvements for additional office space in Washington, D.C., computer equipment and software. During 1999, we also received $6.5 million for the repayment of a note receivable from our previous sole stockholder.

Cash flows from financing activities. We used net cash flows in financing activities of $4.7 million during the year ended December 31, 1999. We generated net cash flows from financing activities of $5.5 million and $14.5 million during the years ended December 31, 2000 and 2001, respectively. Net cash flows used in financing activities during 1999 were primarily attributable to a distribution to our previous sole stockholder of $4.0 million to pay income taxes on our S corporation earnings and to distribute our estimated undistributed taxed or taxable earnings. During 1999, we also paid $1.7 million in expenses related to our initial public offering, which is treated for accounting purposes as a distribution to our previous sole stockholder. For the years ended December 31, 2000 and 2001, cash flows were generated within the periods by the receipt of cash for the exercise of stock options associated with the sale of our common stock.

We lease office facilities in the United States and the United Kingdom expiring on various dates over the next 11 years. Certain lease agreements include provisions for rental escalations based on the Consumer Price Index and require us to pay for executory costs such as taxes and insurance. Future minimum rental payments under non-cancelable operating leases, excluding executory costs, are $50.7 million. We have entered into a $10.0 million unsecured loan agreement, expiring May 2002, with a commercial bank that provides for a revolving line of credit facility under which we may from time to time borrow, repay and re-borrow funds. There have been no borrowings under the loan agreement. In addition, we have entered into a $1.3 million letter of credit agreement, expiring September 2003, with a commercial bank to provide a security deposit for our headquarters office lease. We pledged certain assets as collateral under the letter of credit agreement.

At December 31, 2000 and 2001, we have no off–balance sheet financing or other arrangements with unconsolidated entities or financial partnerships (such as entities often referred to as structured finance or special purpose entities) established for purposes of facilitating off–balance sheet financing or other debt arrangements or for other contractually narrow or limited purposes.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to interest rate risk primarily through our portfolio of cash, cash equivalents and marketable securities, which is designed for safety of principal and liquidity. Cash and cash equivalents consist of highly liquid U.S. government and U.S. Treasury obligations with maturities of less than three months. Marketable securities consist primarily of U.S. Treasury notes and bonds and Washington, D.C., tax-exempt notes and bonds. We perform periodic evaluations of the relative credit ratings related to the cash, cash equivalents and marketable securities. This portfolio is subject to inherent interest rate risk as investments mature and are re-invested at current market interest rates. We currently do not use derivative financial instruments to adjust our portfolio risk or income profile.

A Note About Forward-Looking Statements

We have made forward-looking statements in this Annual Report, including the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations," that are based on our management's beliefs and assumptions and on information currently available to our management. Forward-looking statements include the information concerning our possible or assumed results of operations, business strategies, financing plans, competitive position and potential growth opportunities. Forward-looking statements include all statements that are not historical facts and can be identified by the use of forward-looking terminology such as the words "believes," "expects," "anticipates," "intends," "plans," "estimates" or similar expressions.

Forward-looking statements involve risks, uncertainties and assumptions. Actual results may differ materially from those expressed in these forward-looking statements. You should not put undue reliance on any forward-looking statements. We do not have any intention or obligation to update forward-looking statements after we distribute this Annual Report.

You should understand that many important factors, in addition to those discussed elsewhere in this Annual Report, could cause our results to differ materially from those expressed in these forward-looking statements. These factors are discussed more fully in a Form 10-K that we filed with the Securities and Exchange Commission on February 21, 2002. These factors include:

- our dependence on renewals of our membership-based services,
- our inability to know in advance if new products will be successful,
- difficulties we may experience in anticipating market trends,
- our need to attract and retain a significant number of highly skilled employees,
- restrictions on selling our products and services to the health care industry,
- continued consolidation in the financial institution industry,
- fluctuations in operating results,
- our potential inability to protect our intellectual property rights,
- our potential exposure to litigation related to content, and
- our potential exposure to loss of revenue resulting from our unconditional service guarantee.

THE CORPORATE EXECUTIVE BOARD COMPANY

BALANCE SHEETS
(In thousands, except share amounts)

	December 31, 2000	December 31, 2001
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 19,493	$ 48,271
Marketable securities	5,765	35,735
Membership fees receivable, net	29,519	42,011
Deferred income taxes, net	14,742	19,881
Deferred incentive compensation	2,827	4,216
Prepaid expenses and other current assets	3,015	3,042
Total current assets	75,361	153,156
DEFERRED INCOME TAXES, NET	16,606	38,639
MARKETABLE SECURITIES	44,115	48,463
PROPERTY AND EQUIPMENT, NET	16,412	17,260
Total assets	$152,494	$257,518
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$ 8,102	$ 10,683
Accrued incentive compensation	3,013	6,387
Stock option repurchase liability	3,140	—
Deferred revenues	71,281	94,683
Total current liabilities	85,536	111,753
OTHER LIABILITIES	1,397	1,781
Total liabilities	86,933	113,534
STOCKHOLDERS' EQUITY:		
Preferred stock, par value $0.01; 5,000,000 shares authorized, no shares issued and outstanding	—	—
Common stock, par value $0.01; 100,000,000 shares authorized and 31,144,069 and 34,898,060 shares issued and outstanding as of December 31, 2000 and 2001, respectively	311	349
Additional paid-in-capital	38,579	94,221
Deferred compensation	(186)	—
Retained earnings	26,611	48,243
Accumulated elements of comprehensive income	246	1,171
Total stockholders' equity	65,561	143,984
Total liabilities and stockholders' equity	$152,494	$257,518

See accompanying notes to financial statements.

THE CORPORATE EXECUTIVE BOARD COMPANY

STATEMENTS OF INCOME
(In thousands, except per share amounts)

	Year Ended December 31,		
	1999	2000	2001
REVENUES	$ 70,767	$ 95,491	$128,112
Cost of services	28,602	36,094	45,738
GROSS PROFIT	$ 42,165	$ 59,397	$ 82,374
COSTS AND EXPENSES:			
Member relations and marketing	15,525	21,236	30,219
General and administrative	8,485	12,021	15,877
Depreciation	1,318	2,573	4,412
Stock option and related expenses	383	1,371	1,260
Total costs and expenses	$ 25,711	$ 37,201	$ 51,768
INCOME FROM OPERATIONS	$ 16,454	$ 22,196	$ 30,606
OTHER INCOME, NET	1,114	2,263	4,283
INCOME BEFORE PROVISION FOR INCOME TAXES	$ 17,568	$ 24,459	$ 34,889
PROVISION FOR INCOME TAXES	4,322	9,539	13,257
NET INCOME	$ 13,246	$ 14,920	$ 21,632
EARNINGS PER SHARE:			
Basic	$ 0.50	$ 0.49	$ 0.64
Diluted	$ 0.41	$ 0.43	$ 0.59
WEIGHTED AVERAGE SHARES USED IN THE CALCULATION OF EARNINGS PER SHARE:			
Basic	26,446	30,321	34,003
Diluted	32,054	34,638	36,465

See accompanying notes to financial statements.

THE CORPORATE EXECUTIVE BOARD COMPANY

STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31,		
	1999	2000	2001
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 13,246	$ 14,920	$ 21,632
Adjustments to reconcile net income to net cash flows from operating activities:			
Depreciation	1,318	2,573	4,166
Loss on disposition of property and equipment	—	223	246
Deferred income taxes and tax benefits resulting from the exercise of common stock options	3,927	9,065	13,440
Stock option repurchases	(3,084)	(1,570)	(3,140)
Stock option and related expenses	383	384	186
Amortization of marketable securities premiums (discounts), net	61	196	478
Changes in operating assets and liabilities:			
Membership fees receivable, net	(9,438)	(2,916)	(12,492)
Deferred incentive compensation	(778)	(26)	(1,389)
Prepaid expenses and other current assets	(935)	(1,697)	(27)
Accounts payable and accrued liabilities	1,506	2,023	2,581
Accrued incentive compensation	1,216	(864)	3,374
Deferred revenues	16,375	15,845	23,402
Other liabilities	813	584	384
Special bonus plan	(960)	—	—
Net cash flows provided by operating activities	23,650	38,740	52,841
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchase of property and equipment	(7,282)	(9,287)	(5,260)
Receivable from stockholder	6,500	—	—
Purchase of marketable securities	(12,074)	(89,569)	(61,022)
Sales and maturities of marketable securities	1,403	54,378	27,717
Net cash used in investing activities	(11,453)	(44,478)	(38,565)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Distributions to stockholder	(4,000)	—	—
Proceeds from the exercise of common stock options	995	5,355	13,798
Proceeds from issuance of common stock under the employee stock purchase plan	—	150	704
Reimbursement of offering costs	—	650	375
Payment of offering costs	(1,698)	(650)	(375)
Net cash provided by (used in) financing activities	(4,703)	5,505	14,502
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	7,494	(233)	28,778
Cash and cash equivalents, beginning of period	12,232	19,726	19,493
Cash and cash equivalents, end of period	$ 19,726	$ 19,493	$ 48,271

See accompanying notes to financial statements.

THE CORPORATE EXECUTIVE BOARD COMPANY

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

For the years ended December 31, 1999, 2000 and 2001
(In thousands, except share amounts)

	Preferred Stock		Common Stock		Additional Paid-in-Capital	Deferred Compensation	Retained Earnings (Deficit)	Accumulated Elements of Comprehensive Income	Total	Annual Comprehensive Income
	Shares	Amount	Shares	Amount						
Balance at December 31, 1998	—	$ —	25,008,800	$ 250	$ 2,521	$ (953)	$ (9,965)	$ —	$ (8,147)	
Distributions to stockholder, net	—	—	—	—	—	—	(6,519)	—	(6,519)	$ —
Net income—pre-termination of S corporation status	—	—	—	—	—	—	1,555	—	1,555	1,555
Termination of S corporation status	—	—	—	—	(14,929)	—	14,929	—	—	—
Issuance of common stock under special bonus plan	—	—	—	—	1,440	—	—	—	1,440	—
Issuance of common stock upon the exercise of common stock options	—	—	2,131,120	21	974	—	—	—	995	—
Tax benefits related to the exercise of stock options	—	—	—	—	10,128	—	—	—	10,128	—
Amortization of deferred compensation	—	—	—	—	—	383	—	—	383	—
Unrealized losses on available-for-sale marketable securities, net of tax	—	—	—	—	—	—	—	(680)	(680)	(680)
Net income—post-termination of S corporation status	—	—	—	—	—	—	11,691	—	11,691	11,691
Balance at December 31, 1999	—	$ —	27,139,920	$ 271	$ 134	$ (570)	$ 11,691	$ (680)	$ 10,846	$12,566
Issuance of common stock upon the exercise of common stock options	—	—	3,998,470	40	5,315	—	—	—	5,355	—
Issuance of common stock under the employee stock purchase plan	—	—	5,679	—	150	—	—	—	150	—
Tax benefits related to the exercise of stock options	—	—	—	—	32,980	—	—	—	32,980	—
Amortization of deferred compensation	—	—	—	—	—	384	—	—	384	—
Unrealized gains on available-for-sale marketable securities, net of tax	—	—	—	—	—	—	—	926	926	926
Net income	—	—	—	—	—	—	14,920	—	14,920	14,920
Balance at December 31, 2000	—	$ —	31,144,069	$ 311	$ 38,579	$ (186)	$ 26,611	$ 246	$ 65,561	$15,846
Issuance of common stock upon the exercise of common stock options	—	—	3,727,682	38	13,760	—	—	—	13,798	—
Issuance of common stock under the employee stock purchase plan	—	—	26,309	—	704	—	—	—	704	—
Tax benefits related to the exercise of stock options	—	—	—	—	41,178	—	—	—	41,178	—
Amortization of deferred compensation	—	—	—	—	—	186	—	—	186	—
Unrealized gains on available-for-sale marketable securities, net of tax	—	—	—	—	—	—	—	925	925	925
Net income	—	—	—	—	—	—	21,632	—	21,632	21,632
Balance at December 31, 2001	—	$ —	34,898,060	$ 349	$ 94,221	$ —	$ 48,243	$ 1,171	$ 143,984	$22,557

See accompanying notes to financial statements.

THE CORPORATE EXECUTIVE BOARD COMPANY

NOTES TO FINANCIAL STATEMENTS

1. Description of operations

The Corporate Executive Board Company (the "Company") provides "best practices" research and quantitative analysis focusing on corporate strategy, operations and general management issues. Best practices research supports senior executive decision making by identifying and analyzing specific management initiatives, processes and strategies that have been determined to produce the best results in solving common business problems or challenges. For a fixed, annual fee, members of each of our research programs have access to an integrated set of services, including best practices research studies, executive education seminars, customized research briefs and web-based access to the program's content database and decision support tools.

2. Spin-off and public offerings of common stock

The Company was incorporated on September 11, 1997, under the laws of the State of Delaware. The Company's business was operated as a division of The Advisory Board Company, a Maryland corporation, until October 31, 1997, when the business was contributed to the Company and spun-off to The Advisory Board Company's sole stockholder (the "Spin-off"). In February 1999, 18,830,560 shares of our common stock were sold in an initial public offering (the "Initial Public Offering"). In February 2000 and in March and April 2001, 11,023,030 shares and 3,035,000 shares, respectively, of our common stock were sold in secondary public offerings. The Company did not directly receive any proceeds from the sale of our common stock. All of the shares sold in the foregoing offerings were sold by stockholders and option holders. However, the Company did receive cash from the exercise of common stock options in conjunction with the sale of our common stock. Subsequent to the sale of common stock in the secondary offering in February 2000, the former sole stockholder owns no shares of the Company's common stock.

3. Stock split

In August 2000, the Company's Board of Directors declared a two-for-one stock split in the form of a common stock dividend on the Company's common stock, payable September 15, 2000, to stockholders of record September 1, 2000. The effect of the stock split is presented retroactively within the statements of changes in stockholders' equity (deficit) at December 31, 1998, 1999 and 2000, by transferring the par value for the additional common shares issued from the additional paid-in-capital account to the common stock account. All references to share and per share amounts in the accompanying financial statements included herein have been adjusted retroactively to reflect the two-for-one stock split.

4. Summary of significant accounting policies

Cash equivalents and marketable securities

Short-term investments and marketable securities that mature within three months of purchase are classified as cash equivalents. Short-term investments and marketable securities with maturities of more than three months are classified as marketable securities. As of December 31, 2000 and 2001, the Company's marketable securities consisted primarily of U.S. Treasury notes and bonds and Washington, D.C., tax-exempt notes and bonds. The Company classifies its marketable securities as available-for-sale securities, which are carried at fair value based on quoted market prices. The net unrealized gains and losses on available-for-sale marketable securities are excluded from net income and are included within accumulated elements of comprehensive income. The specific identification method is used to compute the realized gains and losses on the sale of marketable securities. The Company may not hold these marketable securities to maturity and may elect to sell these securities at any time.

Property and equipment

Property and equipment consists of furniture, fixtures and equipment, capitalized software and web site development costs, and leasehold improvements. Property and equipment are stated at cost, less accumulated depreciation expense. Furniture, fixtures and equipment are depreciated using the straight-line method over the estimated useful lives of the assets, which range from three to seven years. Capitalized software and web site development costs are depreciated using the straight-line method over the estimated useful lives of the assets, which range from three to five years. Leasehold improvements are depreciated using the straight-line method over the shorter of the estimated useful lives of the assets or the lease term. Replacements and major improvements are capitalized. Maintenance and repairs are charged to expense as incurred.

THE CORPORATE EXECUTIVE BOARD COMPANY

NOTES TO FINANCIAL STATEMENTS (Continued)

Recovery of long-lived assets

Long-lived assets and identifiable assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company recognizes an impairment loss when the sum of the expected undiscounted future cash flows is less than the carrying amount of the asset. The Company believes that no such impairment existed as of December 31, 2000 and 2001.

Revenue recognition

Membership fees are recognized ratably over the term of the related membership, which is generally 12 months. Members may request a refund of their membership fee, which is provided on a pro rata basis relative to the remaining term of the membership. Membership fees are generally billable when the member agrees to the terms of the membership, although certain membership fees are billed on an installment basis. In all cases, the Company's policy is to record the full amount of membership fees receivable as an asset and related deferred revenue as a liability when a member agrees to the terms of the membership. As of December 31, 2000 and 2001, approximately $1.2 million and $2.5 million, respectively, of deferred revenues were to be recognized beyond the following 12 months.

Commission expense recognition

Commission expenses related to the negotiation of new memberships and the renewal of existing memberships are deferred and amortized over the term of the related memberships.

Earnings per share

Basic earnings per share is computed by dividing net income by the number of basic weighted average common shares outstanding during the period. Diluted earnings per share is computed by dividing net income by the number of diluted weighted average common shares outstanding during the period. The number of weighted average common share equivalents outstanding is determined in accordance with the treasury-stock method. Common share equivalents consist of common shares issuable upon the exercise of outstanding common stock options. A reconciliation of basic to diluted weighted average common shares outstanding is as follows (in thousands):

	Year Ended December 31,		
	1999	2000	2001
Basic weighted average common shares outstanding	26,446	30,321	34,003
Weighted average common share equivalents outstanding	5,608	4,317	2,462
Diluted weighted average common shares outstanding	32,054	34,638	36,465

Concentrations of credit risk

Financial instruments, which potentially expose the Company to concentration of credit risk, consist primarily of membership fees receivable and of cash, cash equivalents and marketable securities. Concentrations of credit risk with respect to membership fees receivable are limited due to the large number of members and their dispersion across many different industries and countries worldwide. However, the Company may be exposed to a declining membership base in periods of unforeseen market downturns, severe competition or international developments. The Company performs periodic evaluations of the membership base and related membership fees receivable and establishes allowances for potential credit losses.

The Company generates revenues from members located outside the United States. For the years ended December 31, 1999, 2000 and 2001, approximately 31%, 29% and 30% of total revenues, respectively, were generated from members located outside the United States. Revenues from customers in European countries were approximately 15%, 15% and 16% for the years ended December 31, 1999, 2000 and 2001, respectively, with no other geographic area representing more than 10% of total revenues in any period. No individual member accounted for more than 2% of revenues for any period presented.

THE CORPORATE EXECUTIVE BOARD COMPANY

NOTES TO FINANCIAL STATEMENTS (Continued)

The Company maintains a portfolio of cash, cash equivalents and marketable securities, which is designed for safety of principal and liquidity, with financial institutions. Cash and cash equivalents consist of highly liquid U.S. government and U.S. Treasury obligations with maturities of less than three months. Marketable securities consist primarily of U.S. Treasury notes and bonds and Washington, D.C., tax-exempt notes and bonds. The Company performs periodic evaluations of the relative credit ratings related to the cash, cash equivalents and marketable securities.

Fair value of financial instruments

The fair value of current assets and current liabilities approximates their carrying value due to their short maturity.

Income taxes

Deferred income taxes are determined on the asset and liability method. Under this method, temporary differences arise as a result of the difference between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or the entire deferred tax asset will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax law and tax rates on the date of the enactment of the change.

Research and development costs

Costs related to the research and development of new company programs are expensed in the year incurred.

Reclassification of prior years' balances

Prior years' balances have been reclassified to conform to the current year's presentation.

Use of estimates in preparation of financial statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and costs and expenses during the reporting period. Actual results could differ from those estimates.

THE CORPORATE EXECUTIVE BOARD COMPANY

NOTES TO FINANCIAL STATEMENTS (Continued)

5. Marketable securities

The aggregate market value, amortized cost, gross unrealized gains and gross unrealized losses on available-for-sale marketable securities are as follows (in thousands):

	As of December 31, 2000			
	Market Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses
U.S. Treasury notes and bonds	$ 38,812	$ 38,637	$ 236	$ 61
Washington, D.C., tax-exempt notes and bonds.	11,068	10,840	228	—
	$ 49,880	$ 49,477	$ 464	$ 61

	As of December 31, 2001			
	Market Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses
U.S. Treasury notes and bonds	$ 70,567	$ 69,067	$ 1,500	$ —
Washington, D.C., tax-exempt notes and bonds.	13,631	13,243	398	10
	$ 84,198	$ 82,310	$ 1,898	$ 10

The following table summarizes marketable securities maturities (in thousands):

	As of December 31, 2001	
	Fair Market Value	Amortized Cost
Less than one year	$ 35,735	$ 35,457
Matures in 1 to 5 years	42,836	41,282
Matures in 6 to 10 years	4,524	4,497
Matures after 10 years	1,103	1,074
	$ 84,198	$ 82,310

The Company may not hold these marketable securities to maturity and may elect to sell these securities at any time.

6. Membership fees receivable

Membership fees receivable consist of the following (in thousands):

	As of December 31,	
	2000	2001
Billed membership fees receivable	$ 23,561	$ 36,431
Unbilled membership fees receivable	7,586	7,513
	31,147	43,944
Reserve for uncollectible revenue	(1,628)	(1,933)
Membership fees receivable, net	$ 29,519	$ 42,011

7. Receivable from stockholder

The Company held a promissory note in the amount of $6.5 million from its then sole stockholder prior to the Initial Public Offering that was due and payable on October 31, 2007. Interest of 7.0% on the outstanding promissory note balance was payable semiannually on each May 1 and November 1. The stockholder repaid the note in 1999 using proceeds from the Initial Public Offering.

8. Property and equipment

Property and equipment consist of the following (in thousands):

	As of December 31,	
	2000	2001
Furniture, fixtures, and equipment	$ 10,944	$ 10,399
Software and web site development costs	5,377	7,839
Leasehold improvements	5,613	7,554
	21,934	25,792
Accumulated depreciation	(5,522)	(8,532)
Property and equipment, net	$ 16,412	$ 17,260

9. Income taxes

The Company was an S corporation for Federal income tax purposes until immediately prior to the Initial Public Offering. As an S corporation, the taxable income of the Company was passed through to the sole stockholder and was reported on the sole stockholder's Federal income tax return. However, as the District of Columbia does not recognize S corporation status, income taxes related to the District of Columbia were provided for within the Company's financial statements prior to the Initial Public Offering. Just prior to the Initial Public Offering, the Company terminated its S corporation status and is now subject to Federal and state income taxes at prevailing corporate rates. As a result, the Company recorded a one-time deferred income tax benefit of $2.7 million due to the change in tax status. The one-time deferred income tax benefit is reflected in net income for the year ended December 31, 1999, as a reduction of the provision for income taxes. If the Company had been a C corporation for U.S. Federal and state income tax purposes since January 1, 1999, and recorded income taxes using an annual effective rate of 41.0%, pro forma net income and basic and diluted earnings per share would have been $10.4 million (unaudited), $0.39 (unaudited) and $0.32 (unaudited) for the year ended December 31, 1999.

The provision for income taxes consists of the following (in thousands):

	Year Ended December 31,		
	1999	2000	2001
Current	$ 5,780	$ 8,582	$ 18,621
Deferred	(1,458)	957	(5,364)
Provision for income taxes	$ 4,322	$ 9,539	$ 13,257

THE CORPORATE EXECUTIVE BOARD COMPANY

NOTES TO FINANCIAL STATEMENTS (Continued)

The provision for income taxes differs from the amount of income taxes determined by applying the U.S. Federal income tax statutory rates to income before provision for income taxes as follows:

	Year Ended December 31,		
	1999	2000	2001
Statutory U.S. Federal income tax rate	35.0%	35.0%	35.0%
State income tax, net of U.S. Federal income tax benefit	6.5	6.5	6.5
Termination of S corporation status	(15.6)	—	—
Phase-in rate differential	(4.0)	—	—
Other permanent differences, net	2.7	(2.5)	(3.5)
Effective tax rate	24.6%	39.0%	38.0%

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities consist of the following (in thousands):

	As of December 31,	
	2000	2001
Deferred tax assets:		
Deferred compensation agreements	$ 1,250	$ 2,649
Net operating loss carryforward	29,865	52,431
Deferred revenue	—	4,445
Financial reporting reserves	702	802
Employee benefits	400	—
Other	579	737
Total deferred tax assets	32,796	61,064
Deferred tax liabilities:		
Unrealized gains on available-for-sale securities	157	717
Employee benefits	41	78
Deferred incentive compensation	1,173	1,749
Other	77	—
Total deferred tax liabilities	1,448	2,544
Deferred tax assets, net	$ 31,348	$ 58,520

The Company has net operating losses which resulted in a deferred tax asset of $29.9 million and $52.4 million at December 31, 2000 and 2001, respectively. The net operating losses expire in the years 2019 through 2021. The Company believes that its future taxable income will be sufficient for the full realization of the deferred tax assets. The Company has realized tax benefits (reductions of taxes payable) resulting from the exercise of common stock options of $8.1 million and $18.6 million in the years ended December 31, 2000 and 2001, respectively.

10. Comprehensive income (loss)

Comprehensive income (loss) is defined as net income (loss) plus the net-of-tax impact of foreign currency items, minimum pension liability adjustments, and unrealized gains and losses on certain investments in debt and equity securities. Comprehensive income for the year ended December 31, 1999, 2000 and 2001, was $12.6 million, $15.8 million and $22.6 million, respectively. The accumulated elements of comprehensive income, net of tax, included within stockholders' equity on the balance sheets are comprised solely of the change in unrealized gains (losses) on available-for-sale marketable securities. Unrealized losses, net of tax, on available-for-sale marketable securities amounted to $0.7 million during the year ended December 31, 1999. Unrealized gains, net of tax, on available-for-sale marketable securities amounted to $0.9 million during each of the years ended December 31, 2000 and 2001.

11. Transactions with affiliates

Administrative support and vendor agreements

The Advisory Board Company provided the Company with limited administrative support services from the date of the spin-off until December 31, 2000. Subsequent to the Spin-off, fees were charged to the Company for these services in accordance with an Administrative Services Agreement (the "ASA"). The ASA provided for fees based on either direct costs, costs per certain transaction, headcount, or a fixed cost per month. The ASA expired December 31, 2000.

The Company also has received services under certain vendor contracts entered into by The Advisory Board Company for the provision of certain services, such as telecommunications, travel, mailing and general office services. A Vendor Contracts Agreement specified that the Company will pay the vendor directly if costs can be segregated and billed separately, or the Company will reimburse The Advisory Board Company for its reasonably allocated share of commonly billed costs. The Vendor Contracts Agreement expired on December 31, 2000. However, the Company continues to participate in limited vendor contracts entered into by The Advisory Board Company for the provision of certain services and continues to pay for such services on a basis consistent with that followed under the Vendor Contracts Agreement.

Due from (due to) affiliate

Activity due from (due to) affiliate is as follows (in thousands):

	Year Ended December 31,		
	1999	2000	2001
Balance at beginning of period	$ 350	$ (41)	$ (193)
Administrative support from, and vendor agreements shared with, The Advisory Board Company	(1,595)	(22)	(26)
Cash transfers from the Company to The Advisory Board Company	3,169	220	518
Cash transfers to the Company from The Advisory Board Company	(1,965)	(350)	(308)
Balance at end of period	$ (41)	$ (193)	$ (9)

12. Employee benefit plans

Defined contribution 401(k) plan

The Company sponsors a defined contribution 401(k) Plan (the "Plan") in which the Company's employees participate. Pursuant to the Plan, all employees who have reached the age of 21 are eligible to participate. The employer provides contributions equal to 25% of an employee's contribution up to a maximum of 4% of base salary. Contributions to the Plan for the participants were $0.2 million, $0.2 million and $0.3 million during the years ended December 31, 1999, 2000 and 2001, respectively.

THE CORPORATE EXECUTIVE BOARD COMPANY

NOTES TO FINANCIAL STATEMENTS (Continued)

Employee stock purchase plan

In June 2000, the Company established an employee stock purchase plan (the "ESPP"). Under the ESPP, employees authorize payroll deductions from 1% to 10% of their eligible compensation to purchase shares of the Company's common stock. The ESPP is authorized to issue up to 1,050,000 shares of the Company's common stock. During the years ended December 31, 2000 and 2001, 5,679 and 26,309 shares of common stock, respectively, were issued under the ESPP.

13. Stock option plans

Background

On March 1, 1994, The Advisory Board Company adopted the Stock-Based Incentive Compensation Plan (the "Original Plan") to provide for granting incentive stock options ("Original Options"). The Original Plan entitled certain employees to purchase shares of The Advisory Board Company's Class B Nonvoting Common Stock at a price equal to at least the fair market value of The Advisory Board Company's stock on the date of grant. The Original Options were exercisable on the date 10 years after the date of grant, subject to acceleration upon the occurrence of certain events that would alter the current ownership of The Advisory Board Company, including an initial public offering or private sale.

Liquid Markets Agreements

On March 31, 1995, The Advisory Board Company and existing optionees adopted the Liquid Markets Agreements ("Liquid Markets Agreements") to provide the optionees an opportunity to (i) sell all or a portion of their Original Options to The Advisory Board Company immediately and/or (ii) modify all or a portion of their Original Options in accordance with the terms and conditions of the Continuing Stock-Based Incentive Compensation Plan, which is described below (the "Continuing Option Plan").

The Liquid Markets Agreements provided for the designation of Original Options as described above and governed the payments to be made to the optionees for options sold. For the options elected to be sold, The Advisory Board Company was committed to make a payment in two installments (25% no later than December 31, 1995, and 75% no later than December 31, 1996). The Advisory Board Company was also obligated to pay the optionee an additional payment (the "Earn Out Payment") based on The Advisory Board Company's income from operations for the fiscal year ending March 31, 1998.

In March 1997, The Advisory Board Company amended the Liquid Markets Agreements to provide for (1) guaranteed versus variable Earn Out Payments, (2) revised payment schedules, (3) revised employment requirements, and (4) in limited instances, the ability to put current options retroactively into the Liquid Markets Agreements.

In December 1998, the Company amended the Liquid Markets Agreements relating to its employees by eliminating the future employment requirements. The Company recognized $2.4 million in compensation expense related to the Liquid Markets Agreements in the year ended December 31, 1998. There are no earnings charges subsequent to December 31, 1998, related to these agreements. In January 2001, the Company paid $3.1 million in accordance with the Liquid Markets Agreements, the final cash commitment related to the Liquid Markets Agreements. At December 31, 2001, there are no future cash commitments related to the Liquid Markets Agreements.

Stock-Based Incentive Compensation Plan

The Continuing Option Plan, adopted on March 31, 1995, amended and restated the Original Plan and formalized the terms and conditions of the remaining modified options (the "Continuing Options"). In conjunction with the Spin-off, The Advisory Board Company executed a Substitution Agreement (the "Substitution Agreement") with each of the employees of the Company participating in the Continuing Option Plan. The Substitution Agreement provided for the exchange of The Advisory Board Company Continuing Options for options in the Company (the "Options") granted under the Company's Stock-Based Incentive Compensation Plan (the "Current Plan"), which was adopted at the time of the Spin-off. The Current Plan provides for the issuance of options to purchase up to 11,008,000 shares of common stock. Any shares of common stock which, for any reason, are not issued under the Current Plan are reserved for issuance pursuant to the 1999 Stock Option Plan (the "1999 Plan"). As of December 31, 2001, 10,569,400 options, net of cancellations, to purchase common stock had been granted under the Current Plan and 438,600 options, net of cancellations, to purchase common stock had been granted under the 1999 Plan. The Options granted under the Current Plan generally become exercisable 50% in February 2000, 30% in February 2001 and 20% in February 2002 and expire between April 2001 and April 2004.

The terms of the Substitution Agreement resulted in a new measurement date for 3,711,760 options held by employees of the Company, resulting in the recognition of compensation expense over the options vesting period. The compensation expense is reflected in stock option and related expenses in the accompanying statements of income and was $0.4 million, $0.4 million and $0.2 million for the years ending December 31, 1999, 2000 and 2001, respectively. The recognition of compensation expense was not required for the remaining 2,843,986 options outstanding at the time of the Spin-off. There are no earnings charges subsequent to December 31, 2001, related to these options or Substitution Agreements.

1999 Stock Option Plan

In February 1999, the Company adopted the 1999 Plan, which provides for the issuance of options to purchase up to 3,784,000 shares of common stock plus any options to purchase shares of common stock which, for any reason, are not issued under the Current Plan. During 1999, the Company granted 1,491,000 options to purchase common stock under the 1999 Plan at a weighted average exercise price of $9.80 per share. During 2000, the Company granted 1,613,000 options to purchase common stock under the 1999 Plan at a weighted average exercise price of $21.78 per share. During 2001, the Company granted 1,358,000 options to purchase common stock under the 1999 Plan at a weighted average exercise price of $31.05 per share. As of December 31, 2001, 4,222,600 options, net of cancellations and including 438,600 shares of common stock carried over from the Current Plan, had been granted under the 1999 Plan. The common stock options granted under the 1999 Plan generally become exercisable 25% per year beginning one year from the date of grant and expire between February 2009 and July 2011.

2001 Stock Option Plan

In June 2001, the Company adopted the 2001 Stock Option Plan (the "2001 Plan"), which provides for the issuance of options to purchase up to 2,700,000 shares of common stock. During 2001, the Company granted no options to purchase common stock under the 2001 Plan.

Directors' Stock Option Plan

In December 1998, the Company adopted the Directors' Stock Plan (the "Directors' Plan"), which provides for the issuance of options to purchase up to 860,000 shares of common stock. During 1998, the Company granted 288,960 options to purchase common stock under the Directors' Plan at a weighted average exercise price of $7.12 per share. During 1999, the Company granted 72,240 options to purchase common stock under the Directors' Plan at a weighted average exercise price of $7.12 per share. During 2000, the Company granted 70,000 options to purchase common stock under the Directors' Plan at a weighted average exercise price of $21.19 per share. During 2001, the Company granted 142,240 options to purchase common stock under the Directors' Plan at a weighted average exercise price of $31.46 per share. As of December 31, 2001, 533,440 options, net of cancellations, to purchase common stock had been granted under the Directors' Plan. The common stock options granted under the Directors' Plan generally become 100% exercisable one year from the date of grant and expire 10 years after the date of grant.

THE CORPORATE EXECUTIVE BOARD COMPANY

NOTES TO FINANCIAL STATEMENTS (Continued)

Transactions

The following table summarizes the changes in common stock options for the common stock option plans described above:

	Number of Options	Exercise Price per Share	Weighted Average Exercise Price
Outstanding at December 31, 1998	10,966,720	$ 0.03 – 7.12	$ 1.23
Options granted	1,563,240	7.12 – 19.07	9.67
Options cancelled	(14,000)	9.50	9.50
Options exercised	(2,131,120)	0.47	0.47
Outstanding at December 31, 1999	10,384,840	0.03 – 19.07	2.64
Options granted	1,683,000	21.19 – 33.11	21.75
Options cancelled	(228,234)	0.29 – 21.19	8.05
Options exercised	(3,998,470)	0.03 – 13.52	1.34
Outstanding at December 31, 2000	7,841,136	0.03 – 33.11	7.25
Options granted	1,514,214	26.01 – 43.10	31.09
Options cancelled	(159,500)	9.50 – 41.38	22.16
Options exercised	(3,727,882)	0.03 – 30.19	3.71
Outstanding at December 31, 2001	5,467,968	$ 0.03 – 43.10	$ 15.78

Information with respect to the common stock option plans outstanding at December 31, 2001, is as follows:

Range of Exercise Prices	Number Outstanding as of December 31, 2001	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life-Years
$0.03 – $1.37	1,282,936	$ 0.64	1.33
3.49 – 7.12	433,840	5.59	2.76
9.50 – 13.52	994,012	9.55	7.15
19.07 – 21.19	1,206,966	21.18	8.15
26.01 – 43.10	1,550,214	30.94	9.19
$0.03 – $43.10	5,467,968	$ 15.78	6.24

As of December 31, 2001, 840,678 common stock options with a weighted-average exercise price of $9.82 are exercisable.

Accounting for stock-based compensation

The Company has elected to account for stock and stock rights in accordance with Accounting Principles Board Opinion Number 25, Accounting for Stock Issued to Employees ("APB No. 25"). However, pro forma information regarding net income is required by Statement of Financial Accounting Standards Number 123, Accounting for Stock-Based Compensation ("SFAS No. 123") if the provisions of SFAS No. 123 are not elected to be adopted.

Under the SFAS No. 123 pro forma disclosure provisions, the fair value of options granted subsequent to December 15, 1995, has been estimated using the Black–Scholes option valuation model. The Black–Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price characteristics that are significantly different from those of traded options. Because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock rights.

The fair value of options granted during the years ended December 31, 1999, 2000 and 2001, was estimated using the Black–Scholes option valuation model with the following weighted-average assumptions: risk free interest rate of 6.5%, 5.0% and 4.4%, respectively; no dividend yield for any year; weighted-average expected lives of the option of five years, four years and five years, respectively; and expected volatility of 60%, 92% and 69%, respectively.

The weighted average fair value of Company options granted during the years ended December 31, 1999, 2000 and 2001 was $5.01 per share, $14.73 per share and $18.85 per share, respectively. For purposes of pro forma disclosures, the estimated fair value of options is amortized to expense over the estimated service period. Under the SFAS No. 123 pro forma disclosure provisions, pro forma net income for 1999 would have been $9.8 million or $0.37 per share (pro forma basic) and $0.31 per share (pro forma diluted), pro forma net income for 2000 would have been $8.3 million or $0.27 per share (pro forma basic) and $0.24 per share (pro forma diluted), and pro forma net income for 2001 would have been $12.8 million or $0.38 per share (pro forma basic) and $0.35 per share (pro forma diluted). The provisions of SFAS No. 123 may not necessarily be indicative of future results.

14. Special bonus plan

In December 1998, the Company and its previous sole stockholder agreed to pay a special bonus to selected employees in an amount totaling $2.4 million. The Company paid the special bonus at the Initial Public Offering—60% in stock owned by the previous sole stockholder and 40% in cash. The Company recognized $2.4 million in expense related to this plan in 1998. The Company paid the $1.0 million cash component in 1999, representing 40% of the special bonus plan amount, which is reflected in the special bonus plan in the accompanying statements of cash flows.

15. Supplemental cash flows disclosures

Income taxes paid during the year ended December 31, 1999, amounted to $260,000. The Company paid no income taxes during the years ended December 31, 2000 and 2001. For the years ended December 31, 1999, 2000 and 2001, the Company recognized $10.1 million, $33.0 million and $41.2 million, respectively, in stockholders' equity (deficit) for tax deductions associated with the exercise of non-qualified stock options. Estimated current income tax payments for the years ended December 31, 1999, 2000 and 2001, have been reduced by the consideration of the tax deductions associated with the exercise of non-qualified stock options.

16. Loan agreement

In May 2000, the Company entered into a $10.0 million, unsecured loan agreement with a commercial bank that provides for a revolving line of credit facility under which the Company may from time to time borrow, repay and re-borrow funds. The interest rate on any outstanding borrowings under the loan agreement is the Eurodollar Daily Floating Rate plus 0.75% per annum. The maturity date of the loan agreement is May 25, 2002. There have been no borrowings under the loan agreement.

THE CORPORATE EXECUTIVE BOARD COMPANY

NOTES TO FINANCIAL STATEMENTS (Continued)

17. Commitments and contingencies

Operating Leases

The Company leases office facilities in the United States and the United Kingdom expiring on various dates over the next 11 years. Certain lease agreements include provisions for rental escalations based on the Consumer Price Index and require the Company to pay for executory costs such as taxes and insurance. Future minimum rental payments under non-cancelable operating leases, excluding executory costs are as follows (in thousands):

Year Ending December 31,	
2002	$ 5,892
2003	6,497
2004	6,166
2005	6,200
2006	6,398
Thereafter	19,522
Total	$ 50,675

Rent expense charged to operations during the fiscal years ended December 31, 1999, 2000 and 2001, was $3.6 million, $3.8 million and $5.7 million, respectively. The Company obtained a $1.3 million letter of credit with a commercial bank, expiring September 2003, to provide a security deposit for its headquarters office lease. The Company's cash, accounts receivable and property and equipment collateralize the Letter of Credit Agreement.

18. Quarterly financial data (unaudited)

Unaudited summarized financial data by quarter for the years ended December 31, 2000 and 2001, is as follows (in thousands, except per share amounts):

	2000 Quarter Ended			
	March 31	June 30	September 30	December 31
Revenues	$ 20,784	$ 22,612	$ 25,084	$ 27,011
Gross profit	12,307	14,240	16,035	16,815
Income before provision for income taxes	4,406	5,936	6,705	7,412
Net income	$ 2,688	$ 3,620	$ 4,090	$ 4,522
Earnings per share:				
Basic	$ 0.09	$ 0.12	$ 0.13	$ 0.15
Diluted	$ 0.08	$ 0.10	$ 0.12	$ 0.13

	2001 Quarter Ended			
	March 31	June 30	September 30	December 31
Revenues	$ 29,215	$ 31,124	$ 32,625	$ 35,148
Gross profit	17,972	20,215	21,613	22,574
Income before provision for income taxes	6,560	8,730	9,395	10,204
Net income	$ 4,067	$ 5,413	$ 5,825	$ 6,327
Earnings per share:				
Basic	$ 0.13	$ 0.16	$ 0.17	$ 0.18
Diluted	$ 0.11	$ 0.15	$ 0.16	$ 0.17

THE CORPORATE EXECUTIVE BOARD COMPANY

NOTES TO FINANCIAL STATEMENTS (Continued)

19. Subsequent event (unaudited)

During the first fiscal quarter of 2002, certain of our stockholders sold 2,100,000 shares of our common stock in a registered public offering. The common stock sold in the registered public offering consisted primarily of common stock obtained by employees from the exercise of common stock options.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders of The Corporate Executive Board Company:

We have audited the accompanying balance sheets of The Corporate Executive Board Company as of December 31, 2000 and 2001, and the related statements of income, stockholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Corporate Executive Board Company as of December 31, 2000 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

Washington, D.C.
January 31, 2002

Executive Officers and Directors

James J. McGonigle
Chief Executive Officer and Chairman of the Board

Robert C. Hall*
Director; former Chief Executive Officer of Thomson Information and Publishing Group, Thomson Corporation

Nancy J. Karch*
Director; former Senior Partner of McKinsey & Co.

David W. Kenny*
Director; Chairman and Chief Executive Officer, Digitas, Inc.

Thomas L. Monahan III
Director and General Manager

Harold L. Siebert
Director; Founder and former Chairman and Chief Executive Officer, Inforum Inc.

Derek C. M. van Bever
Chief Research Officer

Clay M. Whitson
Chief Financial Officer, Secretary and Treasurer

* Member of the Audit Committee and Compensation Committee of the Board of Directors.

Corporate Information

Form 10-K/Investor Contact
A copy of the Company's Annual Report on Form 10-K for 2001 (without exhibits) is available from the Company at no charge. Requests for the Annual Report on Form 10-K and other investor contacts should be directed to Clay M. Whitson, Chief Financial Officer, Secretary and Treasurer, at the Company's corporate office.

Annual Shareholders' Meeting
The annual meeting of shareholders will be held on Thursday, June 6, 2002, at 9:00 a.m. at the Company's corporate office.

Common Stock and Dividend Information
The common stock of The Corporate Executive Board Company has been traded on the Nasdaq National Market under the symbol EXBD since the initial public offering on February 23, 1999. As of March 8, 2002, there were approximately 13,900 holders of the common stock, including 28 stockholders of record. The Company has not declared or paid any cash dividend on the common stock since the closing of its initial public offering. It does not anticipate declaring or paying cash dividends in the foreseeable future. The timing and amount of future cash dividends, if any, would be determined by the Company's Board of Directors and would depend upon the Company's earnings, financial condition and cash requirements.

Corporate Office
The Corporate Executive Board Company
2000 Pennsylvania Avenue NW
Suite 6000
Washington, DC 20006
202-777-5455
www.executiveboard.com

Registrar and Transfer Agent
Mellon Investor Services LLC
Overpeck Centre
85 Challenger Road
Ridgefield Park, NJ 07660
800-851-9677

Independent Public Accountants
Arthur Andersen LLP
Washington, DC

The following table sets forth, for the periods indicated, the high and low sales prices per share of our common stock as reported on the Nasdaq National Market.

	High	Low
2000		
First Quarter	$ 31.875	$ 20.250
Second Quarter	32.000	22.000
Third Quarter	45.625	30.469
Fourth Quarter	47.250	26.000
2001		
First Quarter	$ 43.000	$ 24.250
Second Quarter	42.240	24.625
Third Quarter	43.600	22.850
Fourth Quarter	39.550	26.000

Share prices have been adjusted to reflect our 2-for-1 stock split in September 2000.

Photo and Trademark Information

p. 3 *Washingtonian* cover photo illustration by David Ziarnowski, reprinted with permission of *Washingtonian*; Cover image of *BusinessWeek* reproduced by permission, copyright 2001 by The McGraw-Hill Companies.

p. 4 Digital imagery® copyright 1999 Photodisc, Inc.

CORPORATE EXECUTIVE BOARD

2000 Pennsylvania Avenue NW • Washington, DC 20006 • Telephone: 202-777-5000 • Facsimile: 202-777-5100
166 Piccadilly • London, W1J 9EF • United Kingdom • Telephone: +44-(0)20-7499-8700 • Facsimile: +44-(0)20-7499-9700